Exhibit 10.20

September 6, 2011

Mr. William R. Slakey

Dear Bill,

I am very excited to present you with this offer to join Echelon. I am certain that you will make an important contribution to Echelon and that you will truly enjoy working here. It’s a great company, with a capable team and an exciting future – a future on which we expect that you will have a great impact.

Subject to the approval of the Board of Directors your title will be Executive Vice President and Chief Financial Officer, reporting to me. Your annual salary will be $312,000, paid twice a month, in accordance with our normal payroll procedures. Additionally, in 2011 you are eligible to participate in the executive bonus plan. The annual amount of this on target bonus is one hundred twenty-four thousand and eight hundred dollars ($124,800), prorated to the remaining portion of this calendar year that you will work (based upon your start date). For example, if your start date is November 7, 2011 you will work at Echelon for eight (8) weeks and your on target executive bonus will be nineteen thousand two hundred dollars ($19,200). The bonus plan description is attached to this letter as Attachment A.

In addition, we will grant you one hundred thousand (100,000) stock settled stock appreciation rights (SARs) in accordance with the terms of the Echelon Corporation 1997 Stock Plan. The per share exercise price of the SAR shall be equal to the closing price of Echelon’s Common Stock on the 10 th of the month following your first day of employment at Echelon or the next trading day if the 10th is a Saturday, Sunday or the market is closed (the “Calculation Date”). We will also award you one hundred thousand (100,000) Performance Shares in accordance with the terms of the Echelon Corporation 1997 Stock Plan. Fifty thousand (50,000) of the one hundred thousand (100,000) Performance Shares shall vest one quarter of the grant over four years on the anniversary date of the award which will be on the 10th of the month following your first day of employment at Echelon or the next trading day if the 10th is a Saturday, Sunday or the market is closed. Fifty thousand (50,000) of the one hundred thousand (100,000) Performance Shares shall have performance criteria. The full description of the performance criteria is attached as Attachment B to this letter.

You will also be entitled to employee benefits provided by Echelon, in accordance with the terms of the various benefit plans. Echelon may modify its employment benefits from time to time as it deems appropriate.

This offer is contingent upon your satisfactory completion of a background investigation, and you providing to Echelon, as required by federal immigration law, satisfactory documentary evidence of your identity and eligibility for employment in the United States within three (3) business days of your date of hire.

We would like you to begin employment as soon as possible but in no case later than November 7, 2011.

I hope you will accept our offer and join us in building a major company that is a great place in which to work.

This offer will expire 5 calendar days from the origination date of this letter. To accept, please sign and date this letter in the space provided below.

Sincerely,

Ron Sege

Ron Sege President and Chief Executive Officer Echelon Corporation

Accepted
William R. Slakey

Date

Attachment A

SUMMARY OF 2011 MANAGEMENT BONUS PLAN

The Compensation Committee has approved a Management Bonus Plan for 2011 which is designed to drive revenue growth and control spending. There will be a target bonus (i.e., the amount of bonus that would be given if 100% of targets are achieved) for each participant in the Management Bonus Plan.

The Management Bonus Plan for each participant is based 50% on Revenue and 50% on Non-GAAP Operating Income or Loss (NGOI).

For the Revenue portion of the Management Bonus Plan (i.e., 50% of the total targeted bonus for each participant), the Plan will have three tiers:

(i)	The first tier will have a “cliff” below 85% of targeted Revenue, in which case no Revenue-based bonus would be paid. If 85% of targeted Revenue is achieved, then 70% of the Revenue-based bonus would be paid;

(ii)	The second tier will have a “primary” bonus rate on Revenue from 85% up to and including 100% of targeted Revenue, which primary rate is calculated such that the remaining 30% of the Revenue-based bonus would be paid over the remaining 15% of targeted Revenue; and

(iii)	The third tier will have an “accelerated” bonus rate on Revenue over 100% of targeted Revenue, which accelerated rate is calculated at 50% more than the primary bonus rate.

For the NGOI portion of the Management Bonus Plan (i.e., 50% of the total targeted bonus for each participant), the Plan will also have three tiers:

(i)	At the first tier, the NGOI-based bonus will be paid if the primary NGOI target is achieved. No NGOI-based bonus would be paid if this target is not achieved.

(ii)	At the second tier, the Plan will have milestones from 0% to 100% measured against a second, more stringent NGOI target (with each milestone increasing by ten percentage points), each of which is a cliff. For example, no second tier NGOI-based bonus would be paid if the first milestone is not met, and the full second tier NGOI-based bonus would be paid if all milestones are met. If NGOI falls between two milestones, then the NGOI-based bonus associated with the lesser milestone would be paid. The full amount of the second tier NGOI-based bonus would be equal to the amount of the first tier NGOI-based bonus.

(iii)	At the third tier, an additional NGOI-based bonus would be paid if a third, even more stringent, NGOI target is met (i.e., profitability). The amount of the third tier NGOI-based bonus would be equal to 50% of the first tier NGOI-based bonus.

For purposes of calculating the bonuses under the Management Bonus Plan:

a.	Targets are based on the Company’s 2011 operating plan, except that the NGOI Target for purposes of this Plan will be reduced by the targeted amount for the Management Bonus Plan, as well as the targeted amounts for the bonus plans for the sales executives.

b.	Bonuses will be paid in cash.

c.	Revenue means the GAAP revenue recorded by the Company.

d.	Non-GAAP Operating Income or Loss (NGOI) means the actual net operating income or loss as reported in the Company’s announcement of results for full year 2011, adjusted to remove stock based compensation charges and any such other amounts identified in the Management Bonus Plans or the bonus plans for the sales executives, or otherwise expressly approved by the Compensation Committee.

e.	In the event that, after payment of any bonus, the Company determines that actual Revenue or NGOI differed from that used in calculating such bonus, the Company has the right to clawback the excess bonus paid from each participant.

f.	The effect of any one-time charges relating to acquisitions and restructurings will be excluded.

g.	NOGI will exclude the effect of amounts payable under the Management Bonus Plan and the bonus plans for the sales executives.

h.	For bonuses based on Revenue, there is no limit on the potential bonus payout where performance is above target. For bonuses based on NGOI, the bonus payout is limited to the amount that would be payable if the third tier target were achieved.

i.	The effect of any other amounts approved by the Compensation Committee will be excluded. Any other determinations with respect to the Management Bonus Plan will be made by the Committee.

Attachment B

Performance Criteria for 50,000 RSUs

The 50,000 RSUs (defined as “Performance Shares” under Echelon’s 1997 Stock Plan) will be subject to service-based vesting as well as the performance-based criteria described below.

Twenty five percent (25%) of the RSUs (each being a tranche of 12,500 shares) shall vest on each of the first, second, third and fourth annual anniversaries of the grant date, so long as the employee is then an employee of the Company.

The vesting of the RSU’s are subject to the following additional performance criteria: Fifty percent (50%) of the RSUs (25,000 shares) will vest only if the Company reports four consecutive quarters of cumulative non-GAAP operating profitability following the grant date and on or prior to April 1, 2015. The remaining fifty percent (50%) of the RSUs (25,000 shares) will vest only if the Company reports a completed Company fiscal year with non-GAAP operating profit equal to or exceeding five percent (5%) of the Company’s GAAP annual revenue following the grant date and on or prior to April 1, 2015. The employee must also be an employee of the Company at the time the performance criterion is met. For the purpose of calculating non-GAAP operating profit, the Company’s GAAP operating profit shall be adjusted in the manner the Company uses for publicly reporting non-GAAP financial measures and shall exclude equity compensation expenses and any other extraordinary and one-time expenses, as reasonably determined by the Compensation Committee of the Board.

Each tranche of the RSU grant shall vest on the first date that both the service-based vesting requirement and the performance-based metric are attained. In the event that either or both of the performance criteria in the preceding paragraph are not satisfied on or prior to April 1, 2015, the unvested shares subject to the Performance Grant shall expire unvested and be returned to the Plan.